1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

January 13, 2023

Lisa N. Larkin
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	Kennedy Lewis Capital Company Registration Statement on Form 10 File No: 000-56494

Dear Ms. Larkin:

We are writing in response to comments provided via email on December 15, 2022 relating to Kennedy Lewis Capital Company’s, a Delaware statutory trust (formerly known as Tate Capital Company) that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (“1940 Act”) (the “Company”), registration statement on Form 10 that was filed with the Securities and Exchange Commission (“SEC”) on November 17, 2022 (the “Registration Statement”). The Company has considered these comments and made the requisite changes, among others. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Registration Statement.

On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Page 1 – Explanatory Note

Comment 1.
In the fourth paragraph, please disclose that the Company will be subject to the proxy rules, in addition to the Exchange Act reporting obligations, upon effectiveness of the registration statement.

Response.
The disclosure has been revised accordingly.

Comment 2.
In the fifth paragraph, in the second bullet point, disclosure states, “You should not expect to be able to sell your Common Shares regardless of how we perform.” In the third bullet point, disclosure suggests that an investor might be able to sell Common Shares. Please reconcile the disclosure in the two bullet points.

Response 2.
The referenced disclosure has been deleted and the Company has added disclosure that clarifies that repurchases of Common Shares by the Company, if any, are expected to be very limited.

Comment 3.
In the fifth paragraph, in the fifth bullet point, disclosure refers to a “return of capital.” Please define this term using clear, straightforward language.

Response 3.
The disclosure has been revised accordingly.

Comment 4.
In the fifth paragraph, please add the following bullet points:

•	Repurchases of Common Shares by the Company, if any, are expected to be very limited.

•
Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.

•
The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•	The privately-held companies and below-investment-grade securities in which the Company will invest will be difficult to value and are illiquid.

•
The Company will elect to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.

Response 4.
The disclosure has been revised accordingly.

Page 4 – The Investment Team and Kennedy Lewis

Comment 5.
In the last sentence of the first paragraph, disclosure states that the Investment Team shares a disciplined approach to “sourcing, executing upon, and monetizing idiosyncratic special situations investments” Please revise this sentence using clear, straightforward language.

Response 5.
The disclosure has been revised accordingly.

Comment 6.
In the second paragraph, disclosure states that the Company is expected to benefit from Kennedy Lewis’s Collateralized Loan Obligation business. Please explain the basis for this statement and how the firm’s CLO business is relevant to the Company’s investment objectives and strategies. Currently, the registration statement does not refer to CLOs in any discussion of the Company’s investment strategies and risks.

Response 6.
The disclosure has been revised accordingly.

Page 7 – The Private Offering

Comment 7.
This section refers to the Company’s capital raising efforts through private placements made with a subscription agreement. Please disclose what happens to investors who fail to honor their obligations in connection with the terms of such a subscription agreement.

Response 7.
Each investor is required to fully fund its subscription amount on or before its respective Closing. If an investor fails to fully fund its subscription amount by its respective Closing, the investor will not be admitted as a shareholder of the Company. Thus, the Company respectfully declines to incorporate this change as it is not possible for any investor to default under the terms of the subscription agreement.

Page 7 – Our Business Strategy/Investment Objective

Comment 8.
The first paragraph states that the Company “will generally invest in directly originated senior secured loans sourced through its vast network of relationships.” Please disclose the following:

•	Any limits on loan origination by the Company (e.g., the amount of loans originated as a percentage of net assets);

•	A description of the overall loan selection process; and

•
Whether the Company will be involved in servicing or administering the loans and, if so, (i) a description of its servicing obligations and (ii) whether it will be paid a fee or reimbursed for expenses for such services. Note that the staff may have additional comments based on the response.

Response 8.
The disclosure has been revised accordingly.

Comment 9.
Please disclose in this section the expected credit quality and maturity of the Company’s investments. Please include the term “junk bonds” in describing debt instruments that will be rated below investment grade or which, if unrated, would be rated below investment grade if they were rated.

Response 9.
The disclosure has been revised accordingly.

Page 8 – Industry Verticals

Comment 10.
In the first paragraph, the term Verticals is capitalized. The term is used several times earlier in the previous paragraph on the previous page. Please reconcile.

Response 10.
The disclosure has been removed to reflect updates to the Company’s investment strategy.

Comment 11.
Disclosure refers to industry verticals that the Company has established in “Life Sciences, Power, Technology, Media and Telecom (“TMT”), Homebuilder Finance, Tactical Opportunities, and Opportunistic Cyclicals” Please explain what you mean by “Tactical Opportunities” and “Opportunistic Cyclicals.”

Response 11.
The disclosure has been removed to reflect updates to the Company’s investment strategy.

Page 8 – Investment Allocation

Comment 12.
In the second paragraph, disclosure states that the Advisor has applied for an exemptive order that will permit the Company, among other this, to co-invest with certain other persons. Please advise us the status of the exemptive application.

Response 12.
The Company received comments from the staff on the Company’s latest amended co-investment exemptive application and submitted a revised application that addresses the staff’s comments on December 30, 2022.

Page 8 – Payment of the Company’s Expenses

Comment 13.
In the seventh bullet point, disclosure refers to “Base Management Fees and Incentive Fees.” These terms are not yet defined. Please address.

Response 13.
The disclosure has been revised accordingly.

Page 9 – Distributions; Dividend Reinvestment Program

Comment 14.
In the second paragraph, disclosure refers to “PIK Common Shares.” Please define “PIK” using clear, straightforward language.

Response 14.
The disclosure has been revised accordingly.

Page 10 – Management Fee

Comment 15.
Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include a second example where the five percent return results entirely from net realized capital gains, with an introductory sentence of explanation of the second example. We believe that such disclosure would be helpful to investors.

Response 15.
The Company respectfully declines to comply with this comment. We note that Form 10 does not require such disclosure and such disclosure has not been included in the Form 10 registration statements of many other private BDCs.

Comment 16.
Please include in the section titled, “Incentive Fee” a graphical illustration of how the incentive fee will operate.

Response 16.
The disclosure has been revised accordingly.

Comment 17.
Please tell us supplementally whether the “Income-Based Incentive Fee” is also charged at 12.5% after the hurdle is reached and whether are there any “catch-up” provisions. Based on the last paragraph of the “Incentive Fee” section, it appears both the income and capital gains fee is 12.5%. The income fee, however, is not explicitly disclosed. Please explain.

Response 17.
The disclosure has been revised accordingly to make clear that the Income-Based Incentive Fee is 12.5% with a catch-up provision.

Page 11 – Administration Agreement

Comment 18.
Please state the fee payable under the Administration Agreement.

Response 18.
The Company respectfully notes that there is no basis point fee payable under the Administration Agreement. The Registration Statement discloses that, under the Administration Agreement, the Company will reimburse the Administrator for its allocable share of certain administrative-related expenses incurred by the Administrator, including rent, the fees and expenses associated with performing compliance functions and the Company’s allocable portion of the cost of the Company’s Chief Financial Officer and Chief Compliance Officer and his or her staff. Please see “Item 1 – Business – Administration Agreement” for more information.

Page 11 – License Agreement

Comment 19.
If applicable, please add disclosure regarding a transfer agent agreement and/or a credit facility. Please also include such agreements, as well as the License Agreement, as exhibits in Item 15.

Response 19.
The disclosure and exhibit list have been revised accordingly, as applicable.

Page 11 – Expense Support and Conditional Reimbursement Agreement

Comment 20.
Please add the following conditions to the ability of the Advisor to recoup expenses under the Expense Support and Conditional Reimbursement Agreement:

•
An expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the fee waiver or expense reimbursement; and

•	A distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement.

Response 20.
The Company has revised the disclosure to include the requested information regarding the Expense Support and Conditional Reimbursement Agreement, a complete copy of which is included as an Exhibit to the Registration Statement.

Page 15 – Senior Securities

Comment 21.
Please delete “or emergency,” from the second to last sentence of this section, which states, “The Company may also borrow amounts up to 5% of the value of its total assets for temporary or emergency purposes….” See Section 18(g) of the 1940 Act.

Response 21.
The disclosure has been revised accordingly.

Page 19 – Proxy Voting Policies and Procedures

Comment 22.
If applicable, please discuss how the Company will approach relevant ESG proxy issues for any portfolio investments such as common stock.

Response 22.
While the Advisor does consider ESG factors in making its investment  decisions for the Company, the Advisor does not have specific ESG policies in respect of its proxy voting policies and votes proxies in accordance with the best interests of its clients (including the Company).

Page 25 – Item 1A. Risk Factors

Comment 23.
Please add risk disclosure regarding the cost of Exchange Act reporting.

Response 23.
The Company has revised the Registration Statement to include risk disclosure regarding the cost of Exchange Act reporting under Item 1A – Risk Factors – “The Company may incur significant costs as a result of being an Exchange Act reporting company.”

Comment 24.
Please consider including a series of concise bullet points summarizing the principal risk factors.

Response 24.
The Company has revised the Registration Statement to include a summary of its principal risk factors under Forward-Looking Statements – Summary of Risk Factors.

Page 28 – The senior investment professionals and other Investment Team members of the Advisor may, from time to time, possess material non-public information, limiting the Company’s investment discretion

Comment 25.
The last sentence states, “Additional information on the Advisor’s policies regarding material non-public information can be found in Kennedy Lewis’ “Insider Trading Policy.” Please explain how an investor can obtain such policy.

Response 25.
The disclosure has been revised to remove the reference to the Insider Trading Policy.

Page 30 – PIK Interest

Comment 26.
The heading states. “The Company have difficulty paying its required distributions if it recognizes income before, or without, receiving cash representing such income.” There appears to be a word missing after “The Company.” Please address.

Response 26.
The disclosure has been revised accordingly.

Comment 27.
Please disclose that:

•	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

•	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments; and

•	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.

Response 27.
The disclosure has been revised accordingly.

Page 31 – Regulations governing the Company’s operation as a BDC affect its ability to, and the way in which it, raises additional capital. As a BDC, the necessity of raising additional capital may expose the Company to risks, including the typical risks associated with leverage.

Comment 28.
The first paragraph refers to the possibility that the Company will issue preferred stock. Please confirm that the Company will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Response 28.
The Company confirms that it will not issue preferred stock within the first year of the Company’s operations.

Page 40 – The Company will be subject to credit, liquidity and interest rate risks.

Comment 29.
Disclosure in this section refers to the Company’s investments in certain types of debt, such as secured or unsecured debt that may not be protected by financial covenants. If the Company will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Response 29.
The Company respectfully notes that investments in covenant-lite loans are not anticipated to constitute a material part of the Company’s investment strategy. However, the Company has added disclosure in the Registration Statement in response to this comment regarding the risks of an investment in covenant-lite loans.

Page 68 – Item 13. Financial Statements and Supplementary Data

Comment 30.
The financial statements are not included in this registration statement. Please file an amended Form 10 with complete financial statements at least fifteen days prior to the Form 10’s effectiveness. We may have further comments.

Response 30.
The Company appreciates the Staff’s comment but is unable to meet this request. The Company respectfully notes that there is no requirement to provide an amended Form 10 at least fifteen days prior to effectiveness. The Company will file an amended Form 10 with complete financial statements prior to the Form 10 becoming effective, consistent with the practice of many other BDC registrants that have made filings on Form 10.

Page 69 – Item 15. Financial Statements and Exhibits

Comment 31.
Please add a hyperlink to each document in the exhibit index.

Response 31.
The Company has updated the Registration Statement accordingly.

Comment 32.
The registration statement does not appear to have a signature page. Please confirm that the Company will file a pre-effective amendment that includes the signature page required by Form 10. See Page 33 and Instr. D of Form 10 (“At least one complete copy of the registration statement filed with the Commission . . . shall be manually signed. Copies not manually signed shall bear typed or printed signatures.”).

Response 32.
The Company has updated the Registration Statement accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,
/s/ Richard Horowitz Richard Horowitz